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November 3, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Phil Rothenberg

Re:	Empire American Realty Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed on August 14, 2009
File No. 333-160093

Dear Mr. Rothenberg:

On behalf of our client, Empire American Realty Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 28, 2009 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-11 filed by the Company with the Commission on August 14, 2009 (No. 333-160093) (as amended, the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 has been filed by the Company today.  Additionally, please note that some of our revisions to the Registration Statement reflect blue sky comments received by the states.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.  All page number references in the Company’s responses are to page numbers in Amendment No. 2.

November 3, 2009

Prospectus Summary, page 1

Investment Strategy, page 2

1.	We note that when considering an investment opportunity, you will evaluate the expected returns on an investment on a “risk adjusted basis.” Please explain in plain English what this term means.

We advise the Staff that, to provide the concept in plain English, the Company has replaced the text “on a risk adjusted basis” with “relative to the risk characteristics of that investment” to clarify that management will evaluate the expected returns relative to the risks inherent in the particular investment.

Empire American ALP, LLC, page 4

2.
We note your response to prior comment 7.  Please revise further to briefly explain the role of Empire American ALP, LLC in your operations, if any.  Also, clarify why you will pay the incentive fees to this entity rather than directly to the sponsor.

We advise the Staff that the Company has revised the relevant text to provide that Empire American ALP, LLC will have no role in the Company’s operations and to clarify that the incentive fees will be paid to this entity rather than directly to the sponsor for tax reasons.

Estimated Use of Proceeds, page 6

3.
Footnote (2) states that in no event will you pay or reimburse organization and offering expenses in excess of 15% of the gross offering proceeds.  The table, however, notes that organizational and offering expenses will be 1.5% of gross offering proceeds, not 15%.  Please reconcile these two statements.

We advise the Staff that the 1.5% and the 15% referenced in footnote 2 to the Estimated Use of Proceeds tables are independent percentages.  1.5% of gross offering proceeds is the approximate amount that the Company estimates the organization and offering expenses to be and, accordingly, is the percentage assumed for the Estimated Use of Proceeds tables.  This amount does not include selling commissions and dealer manager fees (equal to 10% of the gross offering proceeds).  15% of gross offering proceeds is a restriction imposed on the Company in its charter (in accordance with the NASAA Statement of Policy Regarding Real Estate Investment Trusts) on the aggregate amount of all organization and offering expenses (including selling commissions and dealer manager fees).

November 3, 2009

Compensation, page 10

4.
Please revise the estimated amounts of acquisition fees and expenses on a leveraged basis to reflect the maximum amount of leverage permitted under your charter, rather than the amount of leverage you expect to incur.

We advise the Staff that the Company has revised the estimated amounts of acquisition fees and expenses on a leveraged basis to include both the maximum amount assuming the maximum leverage permitted in its charter and the expected leverage set forth in its investment guidelines.  The Company believes that such information provides potential investors with an accurate and comprehensive disclosure regarding acquisition fees.

Risk Factors, page 15

5.
The paragraph on the top of page 16 appears to be dealing with a separate risk than the risk factor on the bottom of page 15 entitled “You may be more likely to sustain a loss ...”  Please revise so that each risk factor only deals with a single risk.

We advise the Staff that the Company has revised the text by including a separate heading for the paragraph on the top of page 18 of Amendment No. 2 and, as a result, creating a separate risk factor.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders, page 35

6.
Please expand this risk factor to discuss in more detail the risk that restrictive covenants may limit your operating partnership’s ability to make distributions to you and may limit your ability to make distributions to your stockholders.  Also, describe the impact on your ability to qualify as a REIT if you are subject to restrictions on distribution payments to your stockholders.

We advise the Staff that the Company has expanded this risk factor to discuss in more detail that such restrictive covenants may affect the Company’s ability to make distributions to its stockholders and could make it difficult for the Company to satisfy the requirements necessary to maintain its qualification as a REIT for U.S. federal income tax purposes.

Compensation Table, page 51

Non-Subordinated Payments, page 51

Subordinated Incentive Listing Fee, page 54

7.
Your disclosure regarding the subordinated incentive listing fee is difficult to understand.  Specifically, it is difficult to understand the amount of payments that would be made to Empire American ALP, LLC in connection with your liquidation or listing on a national stock exchange.  Please revise.  Please consider providing an example to explain the amounts of fees that would be paid to Empire American ALP, LLC in connection with your liquidation or listing.

November 3, 2009

We advise the Staff that the Company has revised the disclosure regarding the subordinated incentive listing fee to clarify the amount of payments that would be made to Empire American ALP, LLC in connection with a listing of the Company’s common stock on a national securities exchange.  Additionally, the Company contemplated providing a hypothetical example to illustrate the amount of fees that may be paid to Empire American ALP, LLC in connection with the Company’s listing, but determined that such a hypothetical example would be based on an array of assumptions and projections that would ultimately be more confusing than helpful to potential investors.

Prior Performance of Affiliates of Our Sponsor, page 55

Non-Program Properties, page 57

8.
You disclose that your sponsor has purchased certain real estate properties through non-public and public programs in which it raised funds from outside investors during the last ten years, which you refer to as “Program Properties.”  On page 55, however, you state that the term “Program Properties” refers to the non-public real estate investment program sponsored by your sponsor.  Please revise to clarify whether each of the sponsor’s prior programs was public or nonpublic.

We advise the Staff that the Company has revised the text to clarify that all of the sponsor’s prior programs were non-public.

9.
We note your response to our prior comment 19 and your additional disclosure regarding both Program Properties and Non-Program Properties.  You disclose that other than due to current economic conditions, the sponsor’s Program Properties and Non-Program Properties have operated with no major adverse business developments or conditions.  Please additionally describe the major adverse business developments or conditions to both Program Properties and Non-Program Properties that were caused by the current economic conditions.  Please see Item 8A(2) of Industry Guide 5 and also provide the required cross-reference.

We advise the Staff that the Company has included a section titled “Adverse Business Developments” on page 64 of Amendment No. 2 disclosing the major adverse business developments and conditions experienced and sustained by both the Program Properties and the Non-Program Properties.  Please note that the cross-reference required by Item 8A(2) of Industry Guide 5 is included on page 59 of Amendment No. 2.

November 3, 2009

10.
You disclose that as a percentage of capital invested in Non-Program Properties, cash distributions during the five years and three months ended March 31, 2009 averaged 55.4% per year.  Please explain to us how you calculated this 55.4% figure.

We advise the Staff that the 55.4% per year average cash distribution on Non-Program properties was calculated as follows: (a) aggregate cash distributed over the five years and three month period ended March 31, 2009 (the “Period”) minus the aggregate capital advanced for the investment in Non-Program Properties during the Period, divided by (b) 5.25 years.

Estimated Use of Proceeds, page 61

11.	In the first paragraph there is an incomplete sentence regarding the percentage of the money raised in the offering. Please revise.

We advise the Staff that the Company has revised the text to make the sentence complete.

Principals and Key Employees of Empirian Property Management, Inc. and Empire American Management, LLC, page 66

12.
We note your response to prior comment 27.  Please limit the disclosure to individuals who will be principals and key employees of your manager.  The additional references to Empirian Property Management do not appear to be relevant.

We advise the Staff that the Company has revised the text to limit the disclosure to individuals who will be principals and key employees of Empire American Management, LLC.  Please note that references to Empirian Property Management have been retained in certain instances because such references disclose the prior experience of such principals and key employees.

Investments in and Originating Real Estate-Related Debt and Investments, page 76

13.
We note your response to our prior comment 34 and the added disclosure on page 84 regarding the types of properties subject to mortgages in which you propose to invest.  We do not, however, see disclosure regarding your expected portfolio turnover policy.  Please disclose your portfolio turnover policy or direct us to the disclosure in the prospectus.  Please see Item 13(b)(2) of Form S-11.

We advise the Staff that the Company has revised the disclosure regarding its disposition policy (found on page 96 of Amendment No. 2 under “Investment Strategy, Objectives and Policies – Dispositions”) to include dispositions of any of its investments, not only properties.

November 3, 2009

Associate Limited Partner, page 99

14.
We note your response to prior comment 39.  Please revise further to clarify the nature of or basis for Empire American ALP, LLC’s partnership interest, considering that it does not own a general or limited partnership interest in your operating partnership.

We advise the Staff that the Company has revised the text to clarify the role of Empire American ALP, LLC in the organizational structure.  Through the sponsor’s ownership and control of Empire American ALP, LLC, the sponsor may be entitled to certain fees in connection with the Company’s liquidation or listing on a national stock exchange, however Empire American ALP, LLC will have no role in the Company’s operations.

Financial Statements

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Revenue Recognitions, page F-7.

15.
We have considered your response to our prior comment 47.  Please explain to us how you determined that differences between estimated recoveries and final billed amounts in the subsequent period qualifies as a change in estimate in accordance with SFAS 154.  In your response, explain to us what specific new information will become available to you subsequent to filing your financial statements that result in the change in estimate.  Reference is made to paragraph 2d of SFAS 154.  Alternatively, please remove the disclosure from your policy footnote.

We advise the Staff that the Company has removed the disclosure from the policy footnote.

Exhibit 8 - Form of Tax Opinion

16.
Refer to the third paragraph of the opinion letter.  Counsel states that its opinions are based on representations and covenants made by officers of the company and its operating partnership relating to, among other things, “compliance with the REIT and partnership provisions of the Code.”  This appears to be a legal conclusion rather than a factual statement.  In addition we note that counsel has assumed that all statements set forth in the Transaction Documents are true and correct.  Thus, it appears that counsel is assuming a legal conclusion underlying its opinion.  Please provide a revised opinion that omits any reference to counsel’s reliance on legal conclusions made by officers of the company and the operating partnership.

November 3, 2009

We advise the Staff that the opinion has been revised to omit any reference to counsel’s reliance on legal conclusions made by officers of the company and the operating partnership.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.
Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.